May 3, 2012

Manulife Financial Corporation
200 Bloor Street East
Toronto, Ontario
M4W 1E5

Dear Sirs:

RE:	MANULIFE FINANCIAL CORPORATION (the “Company”) – Report of Voting Results of Matters Submitted to a Vote of Common Shareholders at the Annual Meeting of the Company held
May 3, 2012 (the “Meeting”)

The following matters were put to vote at the Meeting, and pursuant to National Instrument 51-102, the voting results were as follows:

1.	Election of Directors

A ballot was conducted for the resolution to elect directors of the Company until the next Annual Meeting..
The following nominees were elected as directors:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%
Joseph P. Caron	825,976,191	94.98	43,619,294	5.02
John M. Cassaday	753,152,544	86.61	116,442,749	13.39
Gail C. A. Cook-Bennett	792,792,226	91.17	76,811,167	8.83
Thomas P. d’Aquino	756,679,164	87.01	112,924,209	12.99
Richard B. DeWolfe	796,619,545	91.61	72,975,747	8.39
Robert E. Dineen, Jr.	794,788,856	91.40	74,806,628	8.60
Sheila S. Fraser	864,303,814	99.36	5,564,579	0.64
Donald A. Guloien	800,916,217	92.10	68,687,298	7.90
Scott M. Hand	756,684,268	87.02	112,911,066	12.98
Robert J. Harding	861,384,920	99.06	8,210,565	0.94
Luther S. Helms	796,964,101	91.65	72,631,176	8.35
Tsun-yan Hsieh	823,113,765	94.65	46,489,628	5.35
Donald R. Lindsay	862,418,390	99.17	7,175,668	0.83
Lorna R. Marsden	757,609,787	87.12	111,993,798	12.88
John R. V. Palmer	863,050,053	99.25	6,545,240	0.75
Andrea S. Rosen	862,196,025	99.15	7,407,560	0.85
Hugh W. Sloan, Jr.	756,716,229	87.02	112,878,618	12.98

2.	Appointment of Auditor

A ballot was conducted for the resolution to appoint Ernst & Young LLP as auditor of the Company until the next Annual Meeting.  Ernst & Young LLP were appointed.

VOTES FOR	%	VOTES WITHHELD	%
860,978,813	99.36	5,536,149	0.64

3.	Advisory Resolution Accepting Approach to Executive Compensation

A ballot was conducted for the Advisory Resolution accepting approach to Executive Compensation.  The Advisory Resolution was approved.

VOTES FOR	%	VOTES AGAINST	%
694,673,830	82.63	146,013,806	17.37

CIBC MELLON TRUST COMPANY

/s/ Karen Garrod
Karen Garrod
Senior Relationship Manager